

INVEST IN **VIIT HEALTH**

Extending Lives through Light and Intelligence

viit.health Mesa, United States

Technology | Female Founder | Healthcare | B2C | AI

Highlights

VC-Backed

Raised $250K or more from a venture firm

1. Measures 10 biomarkers 97% faster and 95% cheaper than traditional measurement tools

2. Proprietary patent-pending technology measures Glucose, Blood Pressure, SpO2, Heart Rate, and more

3. Validated in 3,700+ patients through 4 Clinical Trials; aiming to measure 100,000 more in 18 months

4. Potential to predict 27+ diseases and 19+ complications, such as diabetes, hypertension and more

5. 99.5% SpO2 accuracy, 97% Heart Rate, 95.9–93.9% Blood Pressure, and 92.2% for regular Blood Glucose

6. $1.8M raised from leading private investors. $3M in R&D grants awarded to background dev company

7. Partners include Fresh Consulting, InBody, Pharmatics, Softeq Engineering, and Hamamatsu

8. Supported by Mexico City's Gov, top medical institutions, a leading US Family Office, & relevant VCs

Featured Investors

Softeq Venture Fund

Invested $300,000

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The Softeq Venture Fund invests in early-stage technology companies and de-risks them with a unique model of Fund + Venture Studio + Engineering Services.
softeq.com

Bret Siarkowski, General Partner

"As General Partner at Softeq Venture Fund and MedScience Ventures, I am committed to supporting ventures that drive impact through innovation. Viit Health's mission is fully aligned with this vision, offering scalable and effective solutions in personalized healthcare."

healthcare.

Sabacica Capital

Invested $250,000

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We are a women-led fund with a focus on increasing transgenerational wealth, backed by research. We do this by deploying capital to women and POC-led start-ups at the seed and series A stage.
sabacicacapital.com

Winnie Sabbat, Managing Partner

"Viit Health is tackling a key challenge in modern medicine—leveraging data to improve patient outcomes. Their approach aligns with my belief in supporting companies that combine strong technology with a clear path to market impact."



Robert C Campbell

Invested $50,000

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Syndicate Lead

Investor, Entrepreneur and Executive. Founder & CEO of 365 Surgical. Strategic growth investor for several companies.

"I have known the team at VIIT Health for years. I am investing for three basic reasons: (1) the technology and product are a much-needed solution to help with the global diabetes epidemic as well as with broader lifestyle improvements for everyone; (2) the team is fantastic, from a technical perspective as well as from a business-acumen perspective; and (3) the scaling plan is viable: there is product-market fit with known customers and a path to scale. I could not be more excited about this opportunity and look forward to great things!"

Other investors include Cienega Investments LLC Notable & 951 more

Our Team



Luis Fernando Gomez CEO

Serial entrepreneur and social activist. Founded a Venture Builder at 20, launching 7 startups with 2 exits. Recognized at the 73rd UN General Assembly, winner of Santander X Challenge 2020, Startup World Cup finalist 2022, 2019 Paris Peace Forum awardee.



Mayra Mora CTO

MSc in Biomedical Engineering from Arts et Métiers, Paris. Led R&D for medical devices across Europe and Latin America. Experience in digital health, preoperative simulation, and non-invasive monitoring in early-stage and international collaborations.



Antonio Garcia CSO

Ph.D. in Chemical Engineering from UC Berkeley. Endowed Chair in Bioengineering at ASU. Leads research on bionanotech and diagnostics for low-resource settings. With 147+ publications and NIH/NSF funding, his work has been widely recognized and featured.



Victoria M. Merino CRO

MSE in Biomedical Engineering from the University of Pennsylvania. Background in chemistry, cognitive science, and neurotechnology across the U.S., Japan, and Mexico. Focused on translational medicine and digital tools for preventive healthcare.



Felix Agakov Artificial Intelligence

MSc and PhD in AI from the University of Edinburgh. Founder of multiple research-based organizations. Expert in transforming biomedical data into deployable AI for precision medicine. Holds 50+ publications and several patents in applied machine learning.



Adriana Monroy Guzmán Clinical Research

MD and PhD from UNAM with postdocs at UT Health and UNAM. 30+ years studying chronic diseases like diabetes and cancer. Coordinator of Research at General Hospital of Mexico's Oncology Service, focused on translational science and

public health equity.



Luis Gomez Sanchez Government Relations

JD in International Law and AMP from Harvard. Corporate lawyer and AI entrepreneur. Co-founded SolexVintel (exit to Grupo Bimbo). Former executive at Citibank, AT&T, Alestra, Chrysler, and Walmart. Expert in legal, tech, and business strategy leadership.



Lorena De La Maza Medical Relations

MD from UNAM, MSc in Microbiology from Harvard/MGH. Two-time founder and social impact entrepreneur. Co-founded AI vision tech company for health and agroindustries with an exit to Grupo Bimbo. Combines clinical expertise with scalable innovation.



Gerardo Rioseco Finance

BS in International Business from Ibero-American University. Serial entrepreneur with 8 startups and 2 exits. Co-founded Sampa Explore in Baja California. Award-winning founder and former professional tennis player with global experience.



Sofia Alvarez Administration

BS in Business Administration from ITAM. Serial entrepreneur with 8 startups and 2 exits. Over 10 years of experience in human resources, operations, and business management, building and scaling ventures across diverse industries and teams.


AI-Assisted Health Monitoring
For Chronic Disease Prevention

Viit Health is back for one last community round before our launch! Our mission is to deliver the future of personalized disease prevention, aiming to extend **1 million lives by 10 healthy life-years over the next 5 years.**

We have developed a unique, pocket-size device that uses light and artificial intelligence —*not needles or consumables*— to accurately measure blood glucose, blood pressure, oxygen saturation, heart rate, and other biomarkers in less than 30 seconds.

Through simple, painless monitoring and real-time personalized insights, our technology can detect early signs of health risks and help people stay healthy for longer.


Sofia Alvarez
Wellness Level 92
Woman · 28
sofia@viit.health
June 02 - 2025
+27 Conditions
+19 Complications
Preeclampsia 4%
Diabetes 12%
Hypertension 7%
Glucose
SpO2
Blood Pressure
Heart Rate
Arterial Stiffness
Perfusion Index
Vascular Age
Respiratory Rate
Heart Rate Variability


Every 2 Seconds Someone Dies
From A Preventable Disease

Non-communicable diseases (NCDs) like hypertension, heart disease, diabetes, and other metabolic disorders, now account for **over 70% of deaths globally**—claiming more than 40 million lives each year. Often symptomless in early stages, conditions like high blood pressure—*affecting more than 1.2 billion people worldwide*—or glucose-related dysfunction—*estimated to impact half the world's population*—progress silently until disease becomes unavoidable.

These threats, driven by sedentary lifestyles, poor nutrition, chronic stress, and inequitable access to healthcare, can lead to heart attacks, strokes, kidney failure, and neurodegenerative conditions. The crisis isn't just medical—**it's a failure of early detection and accessible prevention.**


43
Million Deaths Annually
Non-Communicable Diseases
#1 Cause of Death Worldwide
Half the world's population may have glucose issues
1 in 3 adults have hypertension, mostly unaware
Cardiovascular diseases, cancers, respiratory conditions, and diabetes account for most NCD-related deaths
Every 2 seconds someone dies from an NCD, even though 80% of them are preventable!
World Health Organization

Health Monitoring Is Fragmented, Invasive, And Out Of Reach For Many

Monitoring vital health markers like blood glucose, blood pressure, and oxygen saturation remains a slow, fragmented, and costly process—especially for those at risk of chronic disease. Individuals often need multiple separate devices, each requiring setup, calibration, and manual interpretation.

Blood glucose tracking, for example, still relies on painful finger pricks or expensive continuous monitors that involve frequent sensor insertions—**costing users up to $3,600 annually**. For many, especially those already managing complications like neuropathy, these tools are not just uncomfortable—they're unsustainable. At the clinic level, conducting a full assessment of basic vitals **can take up to 17 minutes and cost nearly $7 per patient.** These inefficiencies not only drive up costs but discourage consistent monitoring, delay diagnosis, and ultimately make prevention inaccessible for millions.

Prevention Can Only Truly be Achieved **Whithout Pain, At Low-Cost, & With Fast Results**

Current Basic Clinical Analysis Is **Costly, Painful, & Inefficient**

$7 per patient

17 minutes

No Interpretation

45% of adults have undiagnosed diabetes

46% of adults have undiagnosed hypertension

60% of diabetics abandon treatment due to pain





World Health Organization / International Diabetes Federation / Mexican Diabetes Federation


There's A Smarter, Simpler Way To Monitor Your Health Reliably

Viit Health combines Near Infrared Transmittance Spectroscopy (NIRS-TA), Photoplethysmography (PPG), Light Rotation (LR), and AI to deliver fast, painless, and non-invasive readings of key health biomarkers—**such as blood glucose, blood pressure, oxygen saturation, heart rate, and more**—without the need for multiple devices, finger pricks, or consumables. What traditionally takes up to 17 minutes and costs over $7 per patient in clinical settings, can now be done in under 30 seconds for as little as $0.10–$0.35 per scan. This represents **up to 97% in time savings** and **95% in cost reduction**, making real-time health monitoring vastly more accessible across personal, clinical, and public health settings.

As global attention turns toward prevention and health optimization, our proprietary, patent-pending technology offers a distinct technical edge by combining multiple optical methodologies into a single, compact system capable of acquiring strong, high-resolution signals for diverse biomarkers. Viit Health's multi-sensor technique allows for more robust, accurate, and personalizable health monitoring compared to single-modality or algorithm-first solutions. Unlike approaches that overwhelm users with excessive or unreliable data, we focus on **precision over quantity**—delivering only the insights that matter, when they matter. And by prioritizing signal quality, cross-wavelength optimization, and efficient hardware design, we're able to offer a **scalable, cost-effective solution** without compromising performance or

usability.


Game-Changing Approach
Spectral & Multi-Sensor Powered by AI
Patent Pending
US No. 19/088,717
PCT/US2025/021174
Near Infrared Spectroscopy
Specific molecular bonds absorb light at characteristic wavelengths
1
Photoplethysmography
Blood flow alters the amount of light absorbed
2
3
Light Rotation
Optically active molecules rotate the plane of polarized light
Artificial Intelligence
Ensemble ML models, trained on millions of data points, can identify correlations
4

Backed by Thorough Clinical Testing And Finalizing Validation

Over six years of R&D and multiple generations of device innovation, Viit Health has fine-tuned its proprietary technology through extensive calibration and clinical validation protocols. Since 2018, we've collaborated with leading healthcare institutions in the U.S. and Mexico, conducting **4 clinical studies** and validating our technology in over **3,700 individuals** to date.

With current results showing **2.4 BPM MAE for heart rate, 0.5% MAE for SpO_2, 4.87 mmHg MAE for blood pressure**, and **20.8 mg/dL MAE**

for regular blood glucose levels, we have mostly closed the gap between non-invasive wellness monitoring and clinical-grade performance. Over the next 18 months, we plan to launch **three additional clinical trials** to strengthen our evidence base across diverse populations and use cases. These trials will also support our **regulatory strategy in both the U.S. and Latin America**, laying the groundwork for broader deployment and FDA market entry through the wellness and digital health pathways.


Extensive R&D and Clinical Testing
+3,700 Patients
4 Clinical Trials
4 Product Iterations
7 Years
CENAM
CENTRO NACIONAL DE METROLOGÍA
IMSS
HOSPITAL GENERAL de MÉXICO
DR. EDUARDO LICEAGA
GOBIERNO DE LA CIUDAD DE MÉXICO
Glucose
SpO₂
Blood Pressure
Heart Rate
20.8 mg/dL
FDA ±15 mg/dL
0.5 %
FDA ±3 %
4.87 mmHg
FDA ±5 mmHg
2.4 BPMs
FDA ±5 BPMs













Our active clinical studies are in two of the largest hospitals in Mexico: Hospital General de México and Hospital Juárez de México.

Viit's Solution Is Built For Impact
Effective. Affordable. Scalable

Prevention is the only sustainable way to fight chronic diseases—but today, it's blocked by screening tools that are too complicated, expensive, and fragmented. Viit Health changes that. **For just $350**, anyone can access real-time, painless monitoring of key health biomarkers that traditionally required multiple devices, appointments, and consumables.

Our business model is designed for both access and long-term impact. We're launching a dual path: a reimbursable subscription model for clinics, healthcare providers, and public health programs (*starting at $250/month per device*), and an affordable wellness subscription for individuals focused on prevention and metabolic health (*starting at $10/month*). With fast, scalable deployment and a focus on early detection, Viit Health makes prevention practical—for people, professionals, and entire communities.


Viit Health Device $350 USD
Individual
Prevention & Wellness
· 10 Biomarkers
· Trends & Log
· Risk Prediction
· Personalized AI
$10 - $20
Monthly Subscription
H·SaaS
2
1
Clinical
Clinical Decision Support System (CDSS)
Savings
97%
95%
· 10 Biomarkers
· Interpretation
· Cohort Fitted
· Risk Prediction
$250 - $500
Monthly Subscription
H·SaaS
Scan log
Local
Cloud
All devices
Wavelength
Non-continuous measurements
Sofia-Alvarez
Gerardo-Rioseco
Alvaro-Gonzalez


NCDs Will Cost $47 Trillion
Prevention Is The Only Solution

Viit Health is directly addressing a **$780B+** market opportunity driven by the global shift toward personalized, preventive healthcare. The broader public health and personalized medicine market is **projected to surpass $1 trillion by 2028**, while non-communicable diseases like diabetes and hypertension are expected to cost the global economy **over $47 trillion by 2030**. More than 2 billion people are living with or at high risk of metabolic and cardiovascular conditions—often without a diagnosis or access to preventive care. As existing tools remain inefficient and hard to scale, Viit Health offers a timely alternative:

accessible, non-invasive, real-time monitoring designed for everyday use and population-level impact.



$780 B
2023
Public Health, Prevention &
Personalized Medicine
CAGR 15.2% (2019 - 2023)
$1 T
2028
Exp. CAGR 6.1%
Focus on:
Women
Children
Elderly
626K
Target Institutions
533M
At risk individuals
$2.97 B
Serviceable Obtainable
Market (SOM)
Initial Scope
North & Latin America
Global Wellness Institute / World Health Organization / UNICEF / CDC / US Census Bureau / OECD / NIH

Backed By Leading Scientific And Medical Institutions

Leading health experts, scientists, and investors recognize the urgent need for better tools to detect and manage chronic disease risk. That's why Viit Health has gained support from a growing network of partners—including top research institutions in Mexico and the U.S., global health investors, engineering firms, and entrepreneurship organizations. Together, we're building one of the most promising breakthroughs in consumer health: a scalable, science-backed platform for prevention that's ready for the real world.

for prevention that's ready for the real world.

Institutional Support

Softeq Fund & Devlopment Corp
Investment & Engineering

Hamamatsu Photonics
Product Development

Fresh Consulting Inc
Hardware & Software

InBody Co, Ltd
Clinical Research

Pharmatics Ltd
Machine Learning

Sabacica Capital
Investment & Business

Mexico City's Government
R&D Funding / Clinical Studies

Mexican Science & Tech Council
R&D Funding

Mexican Metrology Center
Experimental Studies

National Institute of Nutrition
Clinical Studies

Mexican Juárez Hospital
Clinical Studies

Mexican General Hospital
Clinical Studies



Startup WorldCup
by Pegasus Tech Ventures

Regional Winner '22
Global Finalist '22 (4th)

4 R&D Grants

"This technology has shown high reliability compared with results from puncture glucometers. It is of great importance to Mexico City's Secretary of Health"

Dr. Lilia Elena Monroy
Director of Medical Research
Mexico City's Secretary of Health


MX President Claudia Sheinbaum
Testing our predecessor device

Expertise That Builds
With Purpose That Leads

Viit Health is led by a rare combination of scientific expertise, financial acumen, and mission-driven entrepreneurship. Our team brings decades of experience across biotech, engineering, clinical research, and venture building—paired with a deep commitment to advancing public health through innovation. We've built and scaled startups, secured global partnerships, led cutting-edge research, and executed in both corporate and clinical environments. With a clear vision and a strong operational foundation, we're committed to delivering measurable value for both our users and investors—while creating lasting impact in the fight against chronic disease.

Luis Fernando Gomez
Direction & Operations



- Serial Entrepreneur and Social Activist from Mexico City
- Created a Venture Builder at 20 years old which now holds 2 exits
- Speaker at the UN General Assembly 2018 and Paris Peace Forum 2019 Awardee
- Winner of Santander Global Entrepreneurship Program 2020

MSc Mayra Mora
Technology



- MSc in Biomedical Engineering (Biomechanics) from Arts et Métiers, Paris
- MSc in Biomedical Engineering (Neuroscience) from Université Paris Descartes
- 10+ years of experience leading medical device development across the US and Europe
- Multiple patents, publications, and experience raising Biotech growth funding ($15M+)

MD Lorena de la Maza
Medical Research



- Microbiologist & Social Impact entrepreneur with 1 Startup Exit
- Medical Doctor from the National Autonomous University of Mexico (UNAM)
- MSc in Microbiology from Harvard Medical School - Massachusetts General Hospital
- Multiple publications and 20+ years of experience in clinical research, medicine and business

MSc Victoria Merino
Clinical & Regulatory



- MSE in Biomedical Engineering from the University of Pennsylvania, US
- Led clinical and bioengineering research initiatives across the US, Mexico and Japan
- STEM Scholar, Sigma Alpha Pi (UPenn), Noyce Scholar (National Science Foundation)
- Velay Fellow, Peace & Global Citizenship Fellow (Haverford), Nobel Peace Prize Youth Delegate

PhD Antonio Garcia
Science



- PhD in Chemical Engineering from University of California, Berkeley
- Endowed Chair in Bioengineering at Arizona State University
- Associate Dean of Academic Affairs / George W Lucky Professor Chemical Engineering - NM State
- 147+ publications, multiple patents. Received funding from the NIH and NSF

On The Road To Revolutionize Personalized Prevention

Viit Health is on the verge of commercial activation after more than seven years of research and development. By the end of 2025, we expect to finalize the commercial-ready iteration of our monitoring device, with market entry planned for 2026 following additional clinical studies and regulatory submissions already underway. **Commercial clearance as a prevention tool is anticipated by mid-2026.**

With several early clients already confirmed—including public health institutions, specialized clinics, and healthcare-oriented companies in both Mexico and the U.S.—we plan to deploy 200 units by summer 2026 as part of our initial market activation. From there, we will scale manufacturing to deliver over 15,000 units by 2028 across North and Latin America, supported by robust production partnerships that ensure quality and affordability. We're excited to bring this breakthrough technology to market—ready for scale and built for impact.

2025

- Complete development Bioviit 3.0
- Final Calibration & Validation
- 5 Clinical Protocols (100k patients)
- Finalize Clinical Use App & QMS

2026

- 150+ units for BETA Customers (Prevention)
- COFEPRIS/FDA approval for CDSS (MX/US)
- Commercial Activation (B2B Prevention)
- Series A Round raise & 5K+ unit Production

2027

- Commercial Expansion (B2B Prev - MX/US)


Blood Glucose
Heart Rate
SpO2
Blood Pressure
Systolic/Diastolic
Arterial Stiffness
Vascular Aging
Perfusion Index
HR Variability
Respiratory Rate

· Research & Development New Biomarkers
· Specialized Cohorts Clinical Studies (NCD Risk)
· Latin America Market Propsection

2028

· COFEPRIS/FDA approval for Blood Glucose
· Commercial Extension (Medical Device - B2C)
· Additional Biomarker Integration

Forward-looking projections cannot be guaranteed


Bioimpedance
Oxydative Stress
Cholesterol
Triglycerides
HbA1c
Insulin

Invest In The Future Of Chronic Disease Prevention

The world faces a growing health and economic crisis: non-communicable diseases account for the vast majority of deaths, despite being largely preventable. What's missing isn't treatment—it's access to early detection and practical prevention. Viit Health's mission is to change that. After years of research, validation, and strategic partnerships, we're ready to scale a breakthrough solution that delivers real-time, non-invasive health monitoring to individuals, healthcare providers, and public systems alike—with a model built for meaningful impact and strong, sustainable profitability.

A glimpse of Viit Health's potential

	2026	2027	2028	2029	2030
Revenue	$ 202,500	$2,717,500	$12,944,185	$42,371,033	$79,927,471
COGS	$ 60,034	$217,981	$4,844,777	$13,105,333	$24,958,066
SG&A	$ 814,159	$1,080,773	$1,100,756	$1,229,203	$1,375,346

EBITDA	- $671,654	$1,418,740	$6,998,651	$28,036,164	$53,594,058
Devices	150	550	15,570	60,601	119,988

Forward-looking projections cannot be guaranteed

This is a chance to be part of a global shift—toward smarter tools, healthier lives, and a more sustainable future. **Invest in prevention.**

Invest in viit health

Downloads

Deck Viit May 2025.pdf